Exhibit 1.5

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Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Ida Ho CDC Corporation 852-2571-9333 ida.ho@hk.china.com

FOR IMMEDIATE RELEASE

China.com Launches US$20 Million Online Games Developer Program

[BEIJING, August 30, 2006] – CDC Games a wholly owned subsidiary of China.com (Hong Kong GEM Stock Code: 8006), a business unit of CDC Corporation (NASDAQ: CHINA), today announced its Online Games Developer Program, which includes US$20 million earmarked for investment in strategic game development partners. CDC Games will establish strategic relationships with selected franchise partners to accelerate the development of new original online games targeted specifically for the China market.

China.com will select participating developers from Japan, Korea, China, the United States as well as Europe, India and Australia with long-standing, successful track records in the development of top quality and successful online games, and the vision and innovative skill to develop games from the ground up that will be cultural attractive to the vast and growing China gaming user base.

“China is just at the very beginning of its evolution of developing its entertainment, and gaming sector, and we believe the next step is in providing games that are culturally aware, entertaining and educational to the millions of online game users in the China market,” said Fred Wang, Chairman for CDC Games and independent director of CDC. “We will also use our substantial cash reserves to help fund the development of online games in partnership with our game development partners, to bring unique titles to the China market as well as export them to the world, which would supplement in the long term games that we license from our partners today. We believe that this strategy will increase our operating margins over the long term as we will be part owners of the intellectual property rather than just a mere licensee. This program is based on the franchise partnership rolled out by CDC Games’’ sister company, CDC Software, earlier this year which has been very well received in the enterprise software market”

Through direct cash investments, equity investments, lines of credit or a combination of these, CDC Games will invest up to US$20 million in selected game development partners on a case-by-case basis. The investments will be used to help these partners build China culturally aware titles, and will be complemented by market research and game research from CDC Games experienced marketing and research team. CDC Games has over 30 million registered users, which allows it to data mine for specific likes and dislikes among users, to help provide the research to support the selected development partners in building titles that will appeal to the China market.

“Recently CDC Games has visited potential game development partners in Japan, Korea, China and the United States and we were impressed not only by the continual innovation of PC Online games under development for their home and overseas market, but the willingness and eagerness for developers to tap specifically into the largest PC online game market in the world,” said Antony Yip, Vice Chairman for CDC Games and independent director of CDC Games. “We believe that this is one of the most innovative programs aimed at fostering game development for the China market by encouraging the distribution partner and developer to work side by side through the development cycle. We believe it will greatly increase the value add to our partners and the chances of success for their titles in the China market.”

The Online Games Developer Program will be managed by Dr. Xiaowei Chen, Chief Executive Officer of CDC Games and Chief Financial Officer of China.com Inc. The company is now finalizing initial investments in several existing partners. Current or Potential Game Development Partners of CDC Games, interested in participating in the Online Games Developer Program, should contact the company at www.cdccorporation.net

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net.

About CDC Games

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About China.com Inc.

China.com Inc. (HK GEM Stock Code: 8006; website: www.inc.china.com), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile

CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the development of CDC Games’ Online Games Developer Program, future opportunities with development partners, ability to help development partners build new games through investment, future acquisitions, future development of the online games market in China and the ability of the development partners to build successful online games. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to make investments in development partners, the ability of development partners to utilize any investment to build online games for the China market, the ability to make changes in business strategy, development plans and product offerings; the development of the online games market in China and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.